Exhibit 99.(a)(5)(B)

FOR IMMEDIATE RELEASE
Contact:
Marvin (Mickey) Goldwasser
Open Solutions Inc.
860.652.3153
mgoldwasser@opensolutions.com

Open Solutions Announces Cash Tender Offer
2006-12-21 (New York)

Senior Subordinated Convertible Notes Due 2035

          GLASTONBURY, CT, December 21, 2006 -- Open Solutions Inc.® (NASDAQ:OPEN) a provider of integrated enabling technologies for financial institutions in the United States, Canada and other international markets, today announced that it has launched a cash tender offer for its Senior Subordinated Convertible Notes due 2035 (the “Notes”).  Open Solutions is offering to purchase any and all outstanding Notes at a purchase price of $781.02 per $1,000 principal amount at maturity of the Notes.  Each Note was issued at an original issue price of $533.36.  In addition, tendering Noteholders will be entitled to receive and retain the cash interest payable on their Notes on the next interest payment date of February 2, 2007 in respect of any Notes which they held of record on January 15, 2007, the relevant record date.

          The tender offer is being made on the terms and conditions in the Offer to Purchase dated December 21, 2006 (the “Offer to Purchase”), and related Letter of Transmittal (“the Letter of Transmittal”).  The tender offer will expire at 12:00 midnight New York City time, on January 22, 2007, unless Open Solutions chooses to extend or terminate the tender offer.  Payments of the tender consideration for Notes validly tendered and not withdrawn prior to the expiration date and accepted for purchase will be made promptly after the expiration date.  Open Solutions is making the tender offer in connection with the proposed merger of Harpoon Merger Corporation, an affiliate of The Carlyle Group and Providence Equity Partners Inc., with and into Open Solutions (the “Merger”).  The tender offer is conditioned upon the consummation of the Merger.

          Wachovia Securities is Dealer Manager for the tender offer.  Questions regarding the tender offer may be directed to the Wachovia Securities Liability Management Group at (866) 309-6316 (toll free).  D.F. King & Co., Inc. will act as the Information Agent and Tender Agent for the tender offer.  Holders of the Notes can obtain more information regarding the tender offer and receive additional copies of documents related to the tender offer by contacting D.F. King & Co., Inc. at (800) 431-9642 (toll free) or (212) 269-5550.

          Neither Open Solutions, the Dealer Manager nor the Information Agent are making any recommendation as to whether or not Notes should be tendered pursuant to the tender offer.  Holders should determine whether or not to tender their Notes pursuant to the tender offer based upon, among other things, their own assessment of the current market value of the Notes, as well as their liquidity needs and investment objectives.

          This news release is merely a notification of the tender offer and is neither an offer to sell nor a solicitation of an offer to buy any securities. The tender offer is being made only through the Offer to Purchase and related materials.  Holders of the Notes should read carefully the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Letter of Transmittal and

other tender offer documents that Open Solutions will file today with the U.S. Securities and Exchange Commission (the “SEC”) and related materials because they contain important information.  Open Solutions intends to mail a copy of the Offer to Purchase to each holder of the Notes.  In addition, holders of Notes and investors may obtain a free copy of the applicable Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Open Solutions will file today with the SEC relating to the tender offer for the Notes at the SEC Web site at www.sec.gov.  These materials contain important information and holders of the Notes are urged to read them carefully prior to making any decision with respect to the tender offer.

Forward-looking Statements

          This news release contains forward-looking statements which reflect management’s current views of future events and operations, including, but not limited to, statements pertaining to Open Solutions’ plan to pay the tender consideration for Notes validly tendered and not withdrawn.  These forward-looking statements involve certain significant risks and uncertainties, and actual results may differ materially from the forward-looking statements.  Some important factors which may cause actual results to differ materially from the forward-looking statements include: dependence on the willingness of the holders of outstanding Notes to tender such Notes to Open Solutions pursuant to the tender offer; and dependence on Open Solutions’ ability to conduct and consummate the tender offer as expected.  Other important factors that may cause actual results to differ materially from the forward-looking statements are discussed in the “Risk Factors” section and other sections of Open Solutions’ Quarterly Report on Form 10-Q for the three months ended September 30, 2006, which is on file with the U.S. Securities and Exchange Commission.  Open Solutions does not undertake to publicly update or revise any of its forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.

About Open Solutions Inc.

          Open Solutions Inc. offers a fully featured strategic product platform that integrates core data processing applications built on a single centralized OracleÒ relational database, with Internet banking, cash management, CRM/business intelligence, financial accounting tools, imaging, digital documents, Check 21, interactive voice response, network services, Web hosting and design, and payment and loan origination solutions. Open Solutions’ full suite of products and services allows banks, thrifts, credit unions and financial services providers in the United States and Canada to better compete in today’s aggressive financial services marketplace, and expand and tap their trusted financial relationships, client affinity, community presence and personalized service.

          For more information about Open Solutions visit Open Solutions’ Internet site at www.opensolutions.com.

          Open Solutions Inc. is a registered trademark of Open Solutions Inc. All other company and product names may be trademarks of their respective owners. Copyright 2006 Open Solutions Inc. All rights reserved.

SOURCE  Open Solutions Inc.